[WLRK Letterhead]

September 1, 2016

VIA EMAIL AND EDGAR

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcoa Upstream Corporation
Amendment No. 1 to Registration Statement on Form 10-12B
Filed August 12, 2016
File No. 001-37816

Dear Mr. Ingram:

On behalf of Alcoa Upstream Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Amendment No. 1, filed with the Commission on August 12, 2016 (“Amendment No. 1”) to the Company’s registration statement on Form 10 (File No. 001-37816) filed with the Commission on June 29, 2016 (the “Registration Statement”), set forth in your letter dated August 22, 2016 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. In addition to the electronic filing, we are delivering a hard copy of this letter.

For your convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meanings given to them in Amendment No. 1.

Executive Compensation, page 167

1.	We note your response to comment 10 in our letter dated July 26, 2016. If we are reading your response correctly, it appears that you believe that Question 119.01 suggests that the registrant’s named executive officers must have been named executive officers of the parent at the time of the spin-off in order for there to be a bona fide question about the need for historical compensation disclosure. Please advise us of the basis for your conclusion. We believe the analytical framework for this disclosure question is contained in Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations. As such, in addition to addressing our follow-up question about the applicability of Question 119.01, please also address each of the topics contained in Question 217.01.

Response: The Company believes that under the analytical framework set forth in Question 217.01, the facts and circumstances are such that the separation of the Company should be treated like the IPO of a new “spun-off” registrant for purposes of Item 402 disclosure, and the Company is therefore not required to provide compensation disclosure for its named executive officers in respect of years 2013 and 2014 in the Summary Compensation Table included in the Registration Statement.

Question 217.01 contemplates a facts and circumstances analysis focused on two primary factors: whether the spun-off entity was a reporting company or separate division before the spin-off and whether there exists continuity of management of the spun-off registrant. We address each inquiry in turn.

Today, the worldwide operations of ParentCo and its subsidiaries consist of five worldwide reportable segments: Alumina, Primary Metals, Global Rolled Products, Engineered Products and Solutions, and Transportation and Construction Solutions. Historically these segments have been operated together in one interconnected chain, from the Alumina and Primary Metals segments which represent ParentCo’s “upstream” operations, to the Global Rolled Products segment which represents ParentCo’s “midstream” operations, to the Engineered Products and Solutions and Transportation and Construction Solutions segments which comprise ParentCo’s “downstream” operations. Following the separation, the operations of the Company will consist of a combination of the “upstream” operations, which will be organized into the five business units (Bauxite, Alumina, Aluminum, Cast Products and Energy) that are described as “Global Primary Products” within the current ParentCo organization, as well as a portion of ParentCo’s “midstream” operations which will be a Rolled Products segment consisting of the rolling mill operations in Warrick, Indiana and Saudi Arabia (collectively, the “Company Operations”). In preparation for the separation, the assets and liabilities of ParentCo are being reorganized, so that the assets and liabilities associated with the Company Operations will be held by the Company, which is a newly formed subsidiary of ParentCo, and the Company’s subsidiaries; the assets and liabilities associated with ParentCo’s other operations will be held by ParentCo and its other subsidiaries (other than the Company and its subsidiaries). Therefore, we believe that the Company should be considered a “newly formed subsidiary consisting of portions of several different parts of the parent’s business” under Question 217.01.

The named executive officers of the Company represent a combination of executive officers of ParentCo with oversight over both the Company’s businesses and other ParentCo businesses and of other executives who have historically provided services to certain portions of the Company’s combined business. While all of these individuals have been involved in the operations of the Company to some degree prior to the separation, the Company believes that the named executive officers do not represent a “continuity of management” within the meaning of Section 217.01. In particular, Question 217.01 identifies three elements that would lead to a conclusion that there is continuity of management, namely that “before and after the spin-off, the executive officers of the subsidiary (1) were the same; (2) provided the same type of services to the subsidiary; and (3) provided no services to the parent.” None of these elements is present in this case. All of the named executive officers have provided some services to ParentCo prior to the separation, and two of the named executive officers, William F. Oplinger and Robert S. Collins, have served, and currently serve, in executive officer positions for ParentCo that involve broad corporate functions for the entire ParentCo business (and not merely the portions of its business that will be held by the Company following the separation): Mr. Oplinger currently serves as Executive Vice President and Chief Financial Officer for ParentCo, and Mr. Collins serves as Vice President and Controller for ParentCo. Likewise, Roy C. Harvey has served as an executive officer of ParentCo. Mr. Harvey assumed his current role of Executive Vice President and Group President, Global Primary Products, in which he has responsibility for the “upstream” business of ParentCo that will transfer with the Company, in 2015. Immediately prior to that, Mr. Harvey served in the role of Executive Vice President, Human Resources and Environment, Health, Safety and Sustainability, in which his responsibilities related to the entire ParentCo organization, not just the businesses that will be operated by the Company. While Tomas Sigurdsson, who will be the Chief Operating Officer of the Company, is currently serving in the same role with respect to the Global Primary Products business, Mr. Sigurdsson’s authority and responsibilities will necessarily be expanded substantially following the separation. Lastly, Leigh Ann Fisher, who currently serves as Chief Financial Officer of Global Primary Products, will assume the role of Chief Administrative Officer of the Company as of the separation with responsibility for the human resources, shared services, procurement, and information technology functions of the Company, and therefore, will be providing different services to the Company’s businesses after the separation.

For the reasons described above, the Company believes that it should be treated as a newly formed subsidiary consisting of several portions of ParentCo’s business with respect to which there was not continuity of management within the meaning of Question 217.01 throughout the years covered by the Summary Compensation Table.

While the Company acknowledges the Staff’s position that the appropriate analytical framework is set forth in Question 217.01, the Company does believe that Question 119.01 bears relevance to the analysis. Question 119.01 appears to reflect, in part, a policy judgment by the Staff that the value to investors of historic compensation disclosure for individuals who become named executive officers for the first time is typically outweighed by the administrative burden of providing such information. That policy rationale is even more relevant in the spin-off context, where historical compensation information relates to different, prior roles within the ParentCo organization, and is thus of relatively limited utility to investors in the spun-off company.

*        *        *         *        *        *

The Company has authorized the undersigned to acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1128 or by email at KLCain@wlrk.com.

Sincerely,

/s/ Karessa L. Cain
Karessa L. Cain

cc	Margaret Lam, Esq. (Alcoa Inc.)
Marissa Earnest, Esq. (Alcoa Inc.)

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